

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3268

November 25, 2008

<u>**Via Facsimile at (514) 397-7600, (212) 492-0024 and U.S. Mail**</u>

Peter Villani, Esq.   Edwin S. Maynard, Esq.
Fasken Martineau Du Moulin LLP   Paul, Weiss, Rifkind, Wharton &
The Stock Exchange Tower   Garrison
P.O. Box 242   1285 Avenue of the Americas
Suite 3700, 800 Victoria Square   New York, New York 10019-6064
Montreal, Quebec, Canada
H4Z1E9

>   Re: **EXFO Electro-Optical Engineering, Inc.**
>   **Schedule TO-C**
>   **Schedule TO-I**
>   **File No. 5-59259**
>   **Filed November 10, 2008**

Dear Mr. Villani and Mr. Maynard:

We have reviewed the above filings and have the following comments. All defined terms in this letter have the same meaning as in the offer to purchase filed as exhibit (a)(1)(i) to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-C

1.   Refer to the press release filed November 10, 2008, as exhibit 99.1 to your Schedule
        TO-C. Your press release refers to the safe harbor protections for forward-looking
        statements contained in the Private Securities Litigation Reform Act of 1995, which do
        not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C)
        of the Securities Exchange Act of 1934. Please do not refer to the safe harbor provisions
        in future press releases or other communications relating to this tender offer.

Schedule TO

2.   Please revise your disclosure in Item 4 to include the information required by Item
        1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the
        transaction, if material.

Offer to Purchase

3.   You state in the introductory paragraph and on page 15 that the offer "is not being made
        to, and tenders will not be accepted from or on behalf of, Shareholders in any jurisdiction
        in which the making or acceptance thereof would not be in compliance with the laws of
        that jurisdiction." The all-holders provision in Rule 13e-4(f) requires that your tender
        offer must be open to all target security holders, including persons located in foreign
        jurisdictions. While you are not required to disseminate the offer materials in
        jurisdictions outside of the United States, your statement that tenders from security
        holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1
        of Release No. 34-58597. Please revise to ensure compliance with Rule 13e-4(f).

Conditions of the Offer, page 10

4.   The opening paragraph of this section states that conditions may be asserted at any time
        prior to payment for the shares. Please revise to state that all conditions to the offer must
        be satisfied or waived prior to the expiration of the offer, rather than prior to payment for
        the shares. See Rule 14e-1(c).

5.   You state in the opening paragraph of this section that the conditions shall be triggered if
        the stated events have occurred "or shall be determined by the Corporation to have
        occurred." In the absence of any objective criteria for the determination of the existence
        of a condition, such as a standard of reasonableness, satisfaction or waiver of the
        conditions in the sole discretion of the bidder may be equated with a waiver of that
        condition. If you waive a material condition to the offer, there must be five business days
        remaining prior to expiration. Please revise your offer to include an objective standard
        for the assertion or waiver of the conditions.

6.   We reference the condition to your offer set forth in (c)(v) that there not be any "significant decrease" in the market price of the shares. Please revise to define a "significant decrease" so that security holders are able to objectively verify whether or not this condition has been satisfied. This condition is particularly problematic given current market volatility. For example, you might provide a quantified amount or a materiality standard. Similarly, revise condition (f) to briefly explain the method(s) by which you will determine the "fair market value" of a share.

7.   Please explain your use of both an Offer to Purchase and an Offering Circular. Will both of these be distributed to shareholders as one document?

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions